CliqRex Inc.

Financial Statements and Report

December 31, 2024

Table of Contents



Independent Accountant's Review Report

To Management of:
CliqRex Inc.

We have reviewed the accompanying financial statements of CliqRex Inc. (the Company), which comprise the balance sheet as of December 31, 2024, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements

for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of CliqRex Inc. (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company is pre-revenue and has relied on debt financing from related parties to fund operations. and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Tesseract Advisory Group LLC

_____

Tesseract Advisory Group, LLC
OWINGS MILLS, MD
February 25, 2025

CliqRex Inc.

Balance Sheet (Unaudited)

As of December 31, 2024

	Note		
Assets			
Current Assets			
Cash and cash equivalents	1.f	$	26,272
Total Assets			26,272
Liabilities & Stockholders' Equity			
Liabilities			
Current Liabilities			
Accrued expenses			9,860
Related party debt, current	3		96,371
Total Current Liabilities			106,231
Total Liabilities			106,231
Stockholders' Equity	**2**		
Common stock, 14,500,000 shares authorized; 9,945,543 shares issued and outstanding; 0.00001 par value per share			100
Additional paid-in capital			484,920
Retained Earnings (Accumulated Deficit)			(564,979)
Total Stockholders' Equity			(79,959)
Total Liabilities & Stockholders' Equity		$	26,272

4

CliqRex Inc.
Statement of Income (Unaudited)
For the year ended December 31, 2024

Operating Expenses		
Share based compensation	$	33,200
Contract labor		23,420
Legal and other professional fees and services		9,032
Salaries and payroll taxes		1,608
Administrative expenses		2,373
Insurance expense		698
Total Operating Expenses		70,331
Operating Income (Loss)		(70,331)
Interest expense		(6,186)
Net Income (Loss)	$	(76,517)

CliqRex Inc.
Statement of Changes in Stockholders' Equity
For the year ended December 31, 2024

	Class A Shares	Class B Shares	Class C Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
				$	$	$	$
Balance at January 1, 2024	9,500,000	100,000	238,285	$ 99	$ 334,538	$ (488,462)	$ (153,825)
Stock-based compensation expense	-	-	-	-	33,200	-	33,200
Net income (loss)	-	-	-	-	-	(76,517)	(76,517)
Capital contributions by owner	-	-	-	-	63,554	-	63,554
Issuance of Class C shares	-	-	107,258	1	53,628	-	53,629
Balance at December 31, 2024	9,500,000	100,000	345,543	$ 100	$ 484,920	$ (564,979)	$ (79,959)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Cash Flows		
Cash Flows From Operating Activities		
Net (loss)	$	(76,517)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in)		
Operating Activities		
Share based compensation		33,200
Increase (decrease) in operating liabilities, net of effects of businesses acquired		
Accounts payable and accrued liabilities		(59,042)
Net Cash (Used in) Operating Activities		(102,359)
Cash Flows from Financing Activities		
Proceeds from issuance of related party debt		10,862
Proceeds from issuance of Class C shares		53,629
Capital contributions from owners		63,554
Net Cash Provided by Financing Activities		128,045
Net Increase in Cash and Cash Equivalents		25,686
Cash and cash equivalents at beginning of year		586
Cash and Cash Equivalents at End of Year		26,272

Supplemental Cash Flow Information
  Cash Paid During the Year for

Interest	$	6,186

Notes to the Financial Statements

Notes to the Financial Statements

For the year ended December 31, 2024

1. Summary of significant accounting policies

a. Nature of operations

CliqRex Inc. (the Company) is a Delaware Public Benefit Corp and a micro-social tool for sharing TV shows, movies, books and podcasts (other media and products to be added in the future) that are powered through affinity, trust, and shared interests. The tool allows users to see and store recommendations from their community.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Concentrations of credit risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses in these accounts.

e. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

CliqRex Inc.
Notes to the Financial Statements
For the year ended December 31, 2024

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The fair values of assets approximate their carrying value due to the relatively short periods to maturity.

f. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value. The Company's cash consists of deposits held in a commercial checking accounts with a major financial institution.

g. Income taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company uses a calendar year end for income tax reporting purposes and files a Corporate tax return annually. The Company's provision for income taxes is based on the asset and liability method of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences

CliqRex Inc.
Notes to the Financial Statements
For the year ended December 31, 2024

attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are related to differences in calculating depreciation on fixed assets, timing of deductions for certain accrued expenses, and taxes related to net operating losses.

The Company files tax returns in the United States federal jurisdiction and is subject to franchise and income tax filing requirements in the State of Delaware.

h. Share based compensation

In accordance with FASB ASC Section 718-10-25, the Company recognizes the compensation cost associated with stock option awards at the fair value as of the grant date. The date of grant occurs when there is a mutual understanding of the award's key terms and conditions and the Company becomes contingently obligated to issue equity or transfer assets. All of the Company's share-based payment arrangements are classified as equity awards as the terms of the award call for settlement solely in Company stock.

i. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Stockholders' equity

Under the articles of incorporation, the total number of Common Shares of stock that the Company shall have authority to issue is 14,500,000 shares with a $0.00001 par value per share.

The Common stock is divided into three series:

Class A voting stock of which there are 10,000,000 shares authorized.
Class B non-voting stock of which there are 2,000,000 shares authorized.
Class C voting stock of which there are 2,500,000 shares authorized.

As of December 31, 2024 the total number Class A Common Shares issued and outstanding was 9,500,000, and the total number of Class B Common Shares issued and outstanding was 100,000, and the total number

of Class C Common Shares issued and outstanding was 345,543.

3. Related party debt

The Company has the following line of credit agreements and balances, including accrued interest, from Pixaura Digital LLC, a related party under common ownership and management:

50K LOC form Pixaura Digital LLC has a 5% int. Draw up to 10k per month. Due and payable on or before 12/31/2025.	$	57,158
30K LOC form Pixaura Digital LLC has a 5% int. Draw up to 5k per month. Due and payable on or before 12/31/2025		32,494
9.5K LOC form Pixaura Digital LLC has a 5% int. Draw up to 3k per month. Due and payable on or before 12/31/2025		6,719
Total Related Party Debt	$	96,371

4. Equity incentive plans

The Company's 2022 Incentive Option Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 900,000 shares of the Company's Class B Non-voting Common Stock. The Company is authorized to issue the options under this Plan as either Incentive Stock Options or Non-qualified Stock Options as defined by the Internal Revenue Code. The option awards have 10-year contractual terms and vest on varying schedules. During 2023, the Company expanded its option pool to 1,900,000.

The Company's stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Stock price	$0.50
Expected life (years)	10
Risk-free interest rate	4.50%
Expected volatility	50%
Annual dividend yield	0
Fair value of stock option	$0.332

CliqRex Inc.
Notes to the Financial Statements
For the year ended December 31, 2024

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options. The expected term of employee stock options is based on the expiration date of the grants. The Company determined the expected volatility assumption for options granted used was an estimate based on past performance of estimated stock value. The Company will continue to monitor relevant factors used to measure expected volatility for future stock option grants. The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future. The Company calculated a fair value of $0.332 for each stock option.

	Total Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding at beginning of the year	1,057,600	0.39	8.8
Granted	200,000	0.50	10.0
Exercised	-	-	-
Expired/Cancelled	271,000	0.50	-
Outstanding at December 31, 2024	886,600	0.36	7.8
Exercisable Options at December 31, 2024	761,234	0.41	7.7

The Company recognized $33,200 in stock option compensation expense for the year ended December 31, 2024.

5. Commitments and contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

6. Going concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying

CliqRex Inc.
Notes to the Financial Statements
For the year ended December 31, 2024

financial statements, during the year ended December 31, 2024 the Company incurred a loss of $76,517. The Company is pre-revenue and has relied on financing from related parties to fund operations. Those factors and conditions create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to raise capital via a crowdfunding campaign. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

7. Subsequent events

On January 8, 2025, 200,000 of Class A shares were redeemed by the Company. Additionally, 120,000 Class B options were issued to a contractor.

Management evaluated all activity of the Company through February 25, 2025 (the issuance date of the financial statements) and concluded that no other subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

CliqRex Inc.

Financial Statements and Report

December 31, 2023

Table of Contents



Independent Accountant's Review Report

To Management of:
CliqRex Inc.

We have reviewed the accompanying financial statements of CliqRex Inc. (the Company), which comprise the balance sheet as of December 31, 2023, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements

for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of CliqRex Inc. (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company is pre-revenue and has relied on debt financing from related parties to fund operations. and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Tesseract Advisory Group LLC

_____

Tesseract Advisory Group, LLC
OWINGS MILLS, MD
February 20, 2024

CliqRex Inc.
Balance Sheet (Unaudited)
As of December 31, 2023

	Note		
Assets			
Current Assets			
Cash and cash equivalents	1.f	$	586
Total Assets			586
Liabilities & Stockholders' Equity			
Liabilities			
Current Liabilities			
Accrued expenses			68,902
Total Current Liabilities			68,902
Related party debt, non-current	2		85,509
Total Liabilities			154,411
Stockholders' Equity	3		
Common stock, 13,500,000 shares authorized; 9,838,285 shares issued and outstanding; 0.00001 par value per share			99
Additional paid-in capital			334,538
Retained Earnings (Accumulated Deficit)			(488,462)
Total Stockholders' Equity			(153,825)
Total Liabilities & Stockholders' Equity		$	586

Operating Expenses		
Share based compensation	$	169,851
Contract labor		93,051
Legal and other professional fees and services		28,370
Communications and information technology		1,828
Salaries and payroll taxes		1,421
Administrative expenses		1,184
Insurance expense		1,143
Memberships and licenses		271
Total Operating Expenses		297,119
Operating Income (Loss)		(297,119)
Interest expense		(4,542)
Net Income (Loss)	$	(301,661)

CliqRex Inc.
Statement of Changes in Stockholders' Equity
For the year ended December 31, 2023

	Class A Shares	Class B Shares	Class C Shares	Common Stock Amount $	Additional Paid-In Capital $	Retained Earnings (Accumulated Deficit) $	Total Stockholders' Equity $
Balance at January 1, 2023	9,500,000	100,000	238,285	$ 99	$ 137,348	$ (186,801)	$ (49,354)
Net income (loss)	-	-	-	-	-	(301,661)	(301,661)
Capital contributions	-	-	-	-	27,339	-	27,339
Stock-based compensation expense	-	-	-	-	169,851	-	169,851
Balance at December 31, 2023	9,500,000	100,000	238,285	$ 99	$ 334,538	$ (488,462)	$ (153,825)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Cash Flows

Cash Flows From Operating Activities

Net (loss)	$	(301,661)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in)		
Operating Activities		
Share based compensation		169,851
Increase (decrease) in operating liabilities, net of effects of businesses acquired		
Accounts payable and accrued liabilities		67,938
Net Cash (Used in) Operating Activities		(63,872)
Cash Flows from Financing Activities		
Proceeds from issuance of related party debt		33,670
Proceeds from issuance of common stock		-
Capital contributions from owners		27,339
Net Cash Provided by Financing Activities		61,009
Net Increase in Cash and Cash Equivalents		(2,863)
Cash and cash equivalents at beginning of year		3,449
Cash and Cash Equivalents at End of Year		586

Supplemental Cash Flow Information

Cash Paid During the Year for

Interest	$	3,670

Notes to the Financial Statements

CliqRex Inc.
Notes to the Financial Statements
For the year ended December 31, 2023

1. Summary of significant accounting policies

a. Nature of operations

CliqRex Inc. (the Company) is a Delaware Public Benefit Corp and a micro-social tool for sharing TV shows, movies, books and podcasts (other media and products to be added in the future) that are powered through affinity, trust, and shared interests. The tool allows users to see and store recommendations from their community.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Concentrations of credit risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses in these accounts.

e. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

CliqRex Inc.
Notes to the Financial Statements
For the year ended December 31, 2023

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The fair values of assets approximate their carrying value due to the relatively short periods to maturity.

f. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value. The Company's cash consists of deposits held in a commercial checking accounts with a major financial institution.

g. Income taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company uses a calendar year end for income tax reporting purposes and files a Corporate tax return annually. The Company's provision for income taxes is based on the asset and liability method of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

CliqRex Inc.
Notes to the Financial Statements
For the year ended December 31, 2023

attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are related to differences in calculating depreciation on fixed assets, timing of deductions for certain accrued expenses, and taxes related to net operating losses.

The Company files tax returns in the United States federal jurisdiction and is subject to franchise and income tax filing requirements in the State of Delaware.

h. Share based compensation

In accordance with FASB ASC Section 718-10-25, the Company recognizes the compensation cost associated with stock option awards at the fair value as of the grant date. The date of grant occurs when there is a mutual understanding of the award's key terms and conditions and the Company becomes contingently obligated to issue equity or transfer assets. All of the Company's share-based payment arrangements are classified as equity awards as the terms of the award call for settlement solely in Company stock.

i. Comprehensive income

The Company does not have any comprehensive income items other then net income.

2. Related party debt

On January 21, 2022 the Company opened a revolving line of credit note with Pixaura Digital LLC (a related party) that allows the Company to draw up to $10,000 in principal per month for a maximum amount of $50,000 and carries an interest rate of 5%. The note was amended on September 30, 2022 to extend the due date and all amounts outstanding, including accrued interest.

On February 28, 2023 the Company opened a revolving line of credit note with Pixaura Digital LLC (a related party) that allows the Company to draw up to $10,000 in principal per month for a maximum amount of $30,000 and carries an interest rate of 5%.

As of December 31, 2023, the Company had drawn $80,000 and accrued $5,289 in interest on the credit line which has been classified as non-current debt as it is not expected to be paid within one year of December

CliqRex Inc.
Notes to the Financial Statements
For the year ended December 31, 2023

31, 2023.

3. Stockholders' equity

Under the articles of incorporation, the total number of Common Shares of stock that the Company shall have authority to issue is 13,500,000 shares with a $0.00001 par value per share.

The Common stock is divided into three series:

Class A voting stock of which there are 10,000,000 shares authorized.
Class B non-voting stock of which there are 1,000,000 shares authorized.
Class C voting stock of which there are 2,500,000 shares authorized.

As of December 31, 2023 the total number Class A Common Shares issued and outstanding was 9,900,000, and the total number of Class B Common Shares issued and outstanding was 100,000, and the total number of Class C Common Shares issued and outstanding was 174,694.

4. Equity incentive plans

The Company's 2022 Incentive Option Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 900,000 shares of the Company's Class B Non-voting Common Stock. The Company is authorized to issue the options under this Plan as either Incentive Stock Options or Non-qualified Stock Options as defined by the Internal Revenue Code. As of December 31, 2022, the Company has issued 546,000 shares under the plan with an exercise price of $0.10 per share for 300,00 options and $0.50 per share for 246,000 options. The option awards have 10-year contractual terms and vest on varying schedules. At December 31, 2022, none of these shares had vested.

During 2023, the Company expanded its option pool to 1,900,000 and issued an additional 511,600 shares during the year at a $0.50 exercise price. As of December 31, 2023 738,222 shares had vested.

A summary of Share-based Compensation Arrangements is provided below:

CliqRex Inc.
Notes to the Financial Statements
For the year ended December 31, 2023

	Year ended December 31, 2023
Beginning shares granted	546,000
Granted during the period	511,600
Vested	738,222
Total Cumulative Shares Granted for Compensation	1,057,600
Ending Balance of Shares Remaining to Vest	319,378

The Company's stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Stock price	$0.50
Expected life (years)	10
Risk-free interest rate	4.50%
Expected volatility	50%
Annual dividend yield	0
Fair value of stock option	$0.332

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options. The expected term of employee stock options is based on the expiration date of the grants. The Company determined the expected volatility assumption for options granted used was an estimate based on past performance of estimated stock value. The Company will continue to monitor relevant factors used to measure expected volatility for future stock option grants. The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future. The Company calculated a fair value of $0.332 for each stock option.

CliqRex Inc.
Notes to the Financial Statements
For the year ended December 31, 2023

	Total Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding at beginning of the year	546,000	0.28	-
Granted	511,600	0.50	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2023	1,057,600	0.39	8.8
Exercisable Options at December 31, 2023	1,057,600	0.39	8.8

The Company recognized $169,851 in stock option compensation expense for the year ended December 31, 2023.

5. Commitments and contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

6. Going concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, during the year ended December 31, 2023 the Company incurred a loss of $238,108. The Company is pre-revenue and has relied on financing from related parties to fund operations. Those factors and conditions create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to raise capital via a crowdfunding campaign. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

7. Subsequent events

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

CliqRex Inc.
Notes to the Financial Statements
For the year ended December 31, 2023

Management evaluated all activity of the Company through February 20, 2024 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.